rie Bank Limited
?08 583 542

:n Place
NSW 2000
: 4294
NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
[redacted] 8341

04054144

15 December 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
DEC 2 1 2004
WASH. D.C. 213 SECTION

MACQUARIE

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

SUPPL

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

3

dw 1/7

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,206
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	9,856 @ $19.97 each 10,000 @ $23.94 each 350 @ $30.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20,206 on 15/12/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	222,315,226	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)
		350,000	Non-cumulative Redeemable Preference Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	29,159,787	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the is sue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 December 2004
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,999
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,999 @ $30.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2,999 on 14/12/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
222,295,020	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)
350,000	Non-cumulative Redeemable Preference Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	29,179,993	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 December 2004
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John R Niland AC
Date of last notice	29 November 2004 but this is his first notice re: Macquarie Infrastructure Group ("MIG") stapled securities

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2) of which John Niland is the beneficiary
Date of change	8 December 2004
No. of securities held prior to change	Nil
Class	MIG stapled securities
Number acquired	3,000 stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.85 per stapled security
No. of securities held after change	3,000 MIG stapled securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition

G:\CAG\COS\DLEONG\BRD\ASX notices\Niland\jm08122004.doc

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 13 December 2004

G:\CAG\COS\DLEONG\BRD\ASX notices\Niland\jm08122004.doc

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	109,924
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,000 @ $22.22 each 31,200 @ $23.94 each 17,832 @ $30.51 each 8,332 @ $32.20 each 6,666 @ $33.01 each 1,200 @ $33.06 each 43,694 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	109,924 on 13/12/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
222,292,021	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)
350,000	Non-cumulative Redeemable Preference Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	29,190,862	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 December 2004
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Barrie R Martin
Date of last notice	7 October 2004 but 12 August 2004 re Macquarie Bank Limited ("MBL") shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MBL shares held by Wolli Investments Pty Limited, a company in which Barrie Martin has a relevant interest.
Date of change	10 December 2004
No. of securities held prior to change	MBL Fully Paid Ordinary Shares: 7,549 shares (of which 5,266 were acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan) 585 shares held by Wolli Investments Pty Limited
Class	MBL Fully Paid Ordinary Shares
Number acquired	224 shares acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$44.4098 per share

G:\CAG\COS\DLEONG\BRD\ASX notices\MARTIN\brm10122004.doc

+ See chapter 19 for defined terms.

No. of securities held after change	MBL Fully Paid Ordinary Shares: 7,773 shares (of which 5,490 were acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan) 585 shares held by Wolli Investments Pty Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

10 December 2004

G:\CAG\COS\DLEONG\BRD\ASX notices\MARTIN\brm10122004.doc

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	18 August 2004 but 12 August 2004 re Macquarie Bank Limited ("MBL") shares

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MBL shares held by Tower Trust Limited, a company which acts as a trustee for Helen Nugent's superannuation fund.
Date of change	10 December 2004
No. of securities held prior to change	<u>MBL Fully Paid Ordinary Shares:</u> 4,478 shares held directly (of which 3,833 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan) 1,870 shares held by Tower Trust Limited
Class	MBL Fully Paid Ordinary Shares
Number acquired	112 shares acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$44.4098 per share

No. of securities held after change	MBL Fully Paid Ordinary Shares: 4,590 shares held directly (of which 3,945 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan) 1,870 shares held by Tower Trust Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

10 December 2004

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	190,101
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,166 @ $21.66 each 1,666 @ $23.03 each 21,929 @ $23.94 each 531 @ $28.74 each 3,332 @ $30.25 each 50,158 @ $30.51 each 106,653 @ $34.71 each 1,666 @ $36.54 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	190,101 on 10/12/04

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	222,182,097	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)
		350,000	Non-cumulative Redeemable Preference Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	29,300,786	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 10 December 2004
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

10th December 2004

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 31 October 2004, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 1,668 options exercisable at $18.51 each and expiring on 25 November 2004 (MBLAET);
- 339,125 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 1,668 options exercisable at $24.14 each and expiring on 22 March 2005 (MBLAFO);
- 5,000 options exercisable at $24.56 each and expiring on 24 March 2005 (MBLAFP);
- 15,000 options exercisable at $23.76 each and expiring on 28 March 2005 (MBLAFR);
- 5,000 options exercisable at $23.63 each and expiring on 17 August 2005 (MBLAGH);
- 1,668 options exercisable at $25.85 each and expiring on 29 September 2005 (MBLAGU);
- 5,000 options exercisable at $25.59 each and expiring on 28 September 2005 (MBLAGV);
- 5,000 options exercisable at $26.45 each and expiring on 27 December 2005 (MBLAHE);
- 5,000 options exercisable at $27.63 each and expiring on 28 December 2005 (MBLAHF);
- 5,834 options exercisable at $26.57 each and expiring on 12 December

2005 (MBLAHH);

- 1,668 options exercisable at $27.56 each and expiring on 11 December 2005 (MBLAHI);
- 3,332 options exercisable at $27.93 each and expiring on 12 January 2006 (MBLAHP);
- 1,668 options exercisable at $27.71 each and expiring on 17 January 2006 (MBLAHX);
- 4,000 options exercisable at $28.29 each and expiring on 19 January 2006 (MBLAIA);
- 44,444 options exercisable at $27.98 each and expiring on 1 February 2006 (MBL0001);
- 6,668 options exercisable at $27.71 each and expiring on 2 February 2006 (MBL0002);
- 3,332 options exercisable at $28.00 each and expiring on 2 April 2006 (MBL0010);
- 12,259 options exercisable at $28.05 each and expiring on 20 April 2006 (MBL0015);
- 1,666 options exercisable at $27.58 each and expiring on 15 June 2006 (MBL0021);
- 479,905 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 3,332 options exercisable at $35.41 each and expiring on 29 August 2006 (MBL0038);
- 47,502 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 2,000 options exercisable at $34.82 each and expiring on 3 September 2006 (MBL0041);
- 8,000 options exercisable at $34.71 each and expiring on 28 September 2006 (MBL0052);
- 3,000 options exercisable at $37.05 each and expiring on 30 October 2006 (MBL0062);
- 3,332 options exercisable at $35.71 each and expiring on 5 December 2006 (MBL0073);
- 1,666 options exercisable at $36.85 each and expiring on 22 March 2007 (MBL0086);
- 1,666 options exercisable at $33.12 each and expiring on 29 May 2007 (MBL0106);
- 1,666 options exercisable at $33.45 each and expiring on 5 July 2007 (MBL0108);
- 345,435 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 1,666 options exercisable at $33.45 each and expiring on 23 August 2007 (MBL0119);
- 4,166 options exercisable at $31.54 each and expiring on 26 August 2007 (MBL0120);
- 30,240 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 1,600 options exercisable at $31.49 each and expiring on 2 September 2007 (MBL0125);

- 5,515 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 6,666 options exercisable at $26.45 each and expiring on 15 October 2007 (MBL0133);
- 1,666 options exercisable at $25.04 each and expiring on 24 October 2007 (MBL0136);
- 1,666 options exercisable at $30.51 each and expiring on 20 November 2007 (MBL0140);
- 4,433 options exercisable at $30.51 each and expiring on 24 December 2007 (MBL0142);
- 1,666 options exercisable at $20.44 each and expiring on 10 February 2008 (MBL0153);
- 5,833 options exercisable at $24.58 each and expiring on 22 May 2008 (MBL0182);
- 2,242 options exercisable at $33.43 each and expiring on 25 June 2008 (MBL0186);
- 4,166 options exercisable at $24.42 each and expiring on 19 August 2008 (MBL0195);
- 2,435 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 3,250 options exercisable at $24.54 each and expiring on 22 September 2008 (MBL0208); and
- 2,394 options exercisable at $28.74 each and expiring on 30 October 2008 (MBL0222).

Thus, at 30 November 2004 the number of issued fully paid ordinary $1.00 shares was 221,207,102.

Since the last notification to the ASX, the following new options have been issued:

- 88,350 options exercisable at $40.81 each and expiring on 8 November 2009 (MBL0275);
- 94,200 options exercisable at $32.75 each and expiring on 8 November 2009 (MBL0276);
- 25,000 options exercisable at $33.11 each and expiring on 8 November 2009 (MBL0277);
- 54,850 options exercisable at $41.72 each and expiring on 22 November 2009 (MBL0278); and
- 127,600 options exercisable at $32.75 each and expiring on 22 November 2009 (MBL0279).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 4,170 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);

- 2,211 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 5,000 options exercisable at $33.20 each and expiring on 29 November 2007 (MBL0141);
- 8,242 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 2,500 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);
- 8,334 options exercisable at $24.53 each and expiring on 8 October 2008 (MBL0213);
- 23,400 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268); and
- 12,500 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269).

The number of options on issue at 30 November 2004 was 30,162,381, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 November 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	55,556	$27.98	1/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	1,668	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	1,668	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	1,668	$27.58	15/06/2006
MBL0023	1,668	$28.19	24/07/2006
MBL0025	1,668	$29.72	27/07/2006
MBL0027	1,668	$28.15	31/07/2006
MBL0028	1,668	$28.46	1/08/2006
MBL0029	3,585,267	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	6,668	$29.50	9/08/2006
MBL0035	3,334	$29.35	13/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	1,668	$35.41	29/08/2006
MBL0040	640,398	$34.71	31/08/2006
MBL0041	3,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0044	12,500	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	216,986	$34.71	28/09/2006
MBL0053	5,000	$35.93	1/10/2006
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 November 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0062	9,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	1,668	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	1,666	$35.15	20/03/2007
MBL0086	3,334	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	4,166	$36.34	1/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	3,334	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	3,334	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 November 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0115	5,000	$33.19	19/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	4,456,675	$30.51	1/08/2007
MBL0119	3,334	$33.45	23/08/2007
MBL0120	13,334	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	4,166	$33.10	29/08/2007
MBL0124	785,966	$30.51	30/08/2007
MBL0125	3,400	$31.49	2/09/2007
MBL0126	8,334	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0131	209,851	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	13,334	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	3,334	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0140	12,300	$30.51	20/11/2007
MBL0142	287,953	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0149	12,500	$21.66	3/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008
MBL0153	3,334	$20.44	10/02/2008
MBL0155	5,000	$23.03	12/02/2008
MBL0156	5,000	$20.50	13/02/2008
MBL0158	5,000	$22.76	19/02/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	3,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 November 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0170	32,500	$25.15	1/04/2008
MBL0171	12,500	$25.68	2/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	12,500	$24.20	24/04/2008
MBL0175	12,500	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	5,000	$24.85	7/05/2008
MBL0178	5,000	$24.40	8/05/2008
MBL0179	5,000	$24.71	8/05/2008
MBL0181	12,500	$25.92	13/05/2008
MBL0182	26,667	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	5,000	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0187	5,000	$24.98	14/07/2008
MBL0188	5,000	$24.98	16/07/2008
MBL0189	12,500	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	5,000	$25.00	28/07/2008
MBL0192	5,000	$26.05	31/07/2008
MBL0193	12,500	$26.51	1/08/2008
MBL0194	5,000	$26.21	4/08/2008
MBL0195	8,334	$24.42	19/08/2008
MBL0196	5,000	$28.99	20/08/2008
MBL0197	12,500	$29.06	21/08/2008
MBL0198	5,000	$28.02	22/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	12,500	$28.41	2/09/2008
MBL0202	6,230,069	$28.74	28/08/2008
MBL0203	5,000	$29.46	16/09/2008
MBL0204	5,000	$29.46	15/09/2008
MBL0205	5,000	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	697,482	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	67,875	$28.74	1/10/2008
MBL0211	5,000	$29.96	30/09/2008
MBL0212	5,000	$29.46	2/10/2008
MBL0213	4,166	$24.53	8/10/2008
MBL0214	5,000	$29.11	9/10/2008
MBL0215	12,500	$28.64	13/10/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 November 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0216	32,500	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	5,000	$32.82	21/10/2008
MBL0219	5,000	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	27,249	$28.74	30/10/2008
MBL0223	5,000	$29.78	3/11/2008
MBL0224	12,500	$29.72	4/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	6/11/2008
MBL0227	5,000	$26.84	1/09/2008
MBL0228	12,500	$29.00	5/11/2008
MBL0229	12,500	$34.49	9/11/2008
MBL0231	5,000	$31.74	7/11/2008
MBL0232	5,000	$32.48	12/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	12,500	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	12,500	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	5,000	$24.53	3/12/2008
MBL0239	5,000	$35.49	5/12/2008
MBL0240	12,500	$34.91	10/12/2008
MBL0241	5,000	$21.66	11/12/2008
MBL0242	3,000	$28.74	16/12/2008
MBL0243	5,000	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	5,000	$24.85	22/12/2008
MBL0247	12,500	$34.78	8/01/2009
MBL0248	12,500	$34.78	8/01/2009
MBL0249	17,500	$33.95	22/01/2009
MBL0250	12,500	$28.96	2/02/2009
MBL0251	2,900	$30.51	1/08/2007
MBL0252	10,000	$33.45	9/02/2009
MBL0253	10,000	$33.45	9/02/2009
MBL0254	22,500	$33.45	9/02/2009
MBL0255	5,000	$32.48	9/02/2009
MBL0256	35,000	$33.76	8/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	5,000	$24.62	8/03/2009

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 November 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0259	5,000	$24.58	9/03/2009
MBL0260	52,500	$36.71	8/04/2009
MBL0261	27,500	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	72,500	$33.00	24/05/2009
MBL0264	17,500	$33.84	8/06/2009
MBL0265	37,500	$34.27	22/06/2009
MBL0266	57,500	$33.58	8/07/2009
MBL0267	1,733,600	$33.11	22/07/2009
MBL0268	3,340,495	$32.75	9/08/2009
MBL0269	2,452,800	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	898,350	$34.60	8/09/2009
MBL0272	220,200	$35.28	22/09/2009
MBL0273	227,650	$36.99	8/10/2009
MBL0274	112,800	$39.64	22/10/2009
MBL0275	88,350	$40.81	8/11/2009
MBL0276	94,200	$32.75	8/11/2009
MBL0277	25,000	$33.11	8/11/2009
MBL0278	54,850	$41.72	22/11/2009
MBL0279	127,600	$32.75	22/11/2009
MBLAFA	5,000	$20.18	9/12/2004
MBLAFF	9,856	$19.97	24/01/2005
MBLAFL	1,324,834	$23.94	21/07/2005
MBLAFR	3,750	$23.76	28/03/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	38,125	$23.94	11/08/2005
MBLAFX	5,000	$24.29	5/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	4,168	$24.43	19/08/2005
MBLAGS	68,172	$23.94	30/08/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHC	4,168	$24.36	13/10/2005
MBLAHM	5,000	$27.83	30/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	1,668	$27.93	12/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHY	12,500	$27.71	18/01/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 November 2004

MBL Code	Number	Exercise Price	Expiry Date
MBLAIA	8,500	$28.29	19/01/2006
TOTAL	30,162,381		

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	154,426
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,000 @ $20.18 each 39,002 @ $23.94 each 3,332 @ $29.72 each 37,527 @ $30.51 each 46,237 @ $34.71 each 8,332 @ $36.36 each 8,332 @ $36.66 each 3,332 @ $37.26 each 3,332 @ $37.52 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	154,426 on 9/12/04

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	221,991,996	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)
		350,000	Non-cumulative Redeemable Preference Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	29,503,387	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a dstribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be qoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 December 2004
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ACN 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 8792
Facsimile:
(02) 8232 4437

Email Address
kandrade@macquarie.com.au

Please telephone
Karen Andrade on
(02) 8232 8792
if complete transmission
not received.

Compliance, RMD

Attention	Company Announcements	**Date**	13 December 2004
Company	ASX		
Fax No	1900 999 279	**Pages**	29 (incl. this page)
From	Karen Andrade	**Priority**	Routine

MACQUARIE

Message

FORM 604:

Attached FORM 604 re Macquarie Airports (MAp).

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme	MACQUARIE AIRPORTS ("MAp") comprising Macquarie Airports Holdings (Bermuda) Limited ("MAHBL") and Macquarie Airports Management Limited (ACN 075 295 760) ("MAML") as responsible entity for Macquarie Airports Trust (1) (ARSN 099 597 921) ("MAT1") and Macquarie Airports Trust (2) (ARSN 099 597 896) ("MAT2") Level 15, 1 Martin Place Sydney, NSW 2000
ARSN	As above

1. Details of substantial holder(1)

Name	Macquarie Bank Limited ('MBL') and its controlled bodies corporate listed in Annexure A (the 'MBL' Group).
ACN/ARSN (if applicable)	008 583 542
There was a change in the interests of the substantial holder on	9th December 2004
The previous notice was given to the company on	24th May 2004
The previous notice was dated	5th May 2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Ordinary Stapled Securities("fp stp")	106,125,225 (one vote per share)	8.87%	140,001,742 (one vote per share)	9.95%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number of	and Class Securities	Person's votes affected
See Appendix B						

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Number Of	and Class Securities	Person's votes
Macquarie Life Limited ("MLL")	MLL	MLL	Relevant interest arising pursuant to section 608 (1) of the Corporations Act	331,083	fp stp	331,083
Macquarie Investment Management Limited ('MIML')	Bond Street Custodians	Bond Street Custodians	As above	4,843,598	fp stp	4,843,598
	JP Morgan	JP Morgan	As above	903,236	fp stp	903,236
	State Trustees	State Trustees	As above	197,104	fp stp	197,104
	National Nominees	National Nominees	As above	3,199,512	fp stp	3,199,512
Macquarie Private Portfolio Management Limited 'MPPM'	Bond Street Custodians	Bond Street Custodians	As Above	316,806	fp stp	316,806
Macquarie Securities (Australia) limited 'MSAL'	Elise Nominees	Elise Nominees	As Above	10,992,276	fp stp	10,992,276
Macquarie Airports Management Limited 'MAML'	MAML	MAML	As Above	18,325,559	fp stp	18,325,559
Macquarie Newton Specialised Funds Management 'MNSFM'	MNSFM	MNSFM	As Above	62,395	fp stp	62,395
Macquarie Bank Limited 'MBL'	MBL	MBL	As Above	98,628,140	fp stp	98,628,140
	Gillman	Gillman	As Above	2,202,033	fp stp	2,202,033

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Macquarrie Bank Limited & MBL Group	Controlled Bodies Corporate

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
MBL Group	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
MIML	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MLL	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MS(a)L	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
National Nominees	5th Floor, 271 Collins St, Melbourne, VIC 3000
State Street Australia Limited	L. 18, 338 Pitt St., Sydney, NSW 2000
JP Morgan	L. 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
ANZ Nominees Limited	L. 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
State Trustee	L. 18, 338 Pitt St., Sydney, NSW 2000
BNP Parabis Securies Services	George St., Sydney, NSW 2000
Bond St. Custodians Ltd.	Lvl 12, 20 Bond St, Sydney, NSW 2000

[redacted]

Signature

print name: Angela Blair Capacity: Assistant Company Secretary

sign here Date: 13th December 2004

ANNEXURE 'A'

This is the annexure marked 'A' of 12 pages referred to in the Notice of change of interests of Substantial Holder

Angela Blair
Assistant Company Secretary, Macquarie Bank Limited
13th December 2004

CONTROLLED BODIES CORPORATE

AUSCONO	COMNAME
008 571 962	A.C.N. 008 571 962 PTY LIMITED (IN LIQUIDATION)
	AAC SUBSIDIARY, LLC
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED
076 529 550	ALDISA NOMINEES PTY LIMITED (IN LIQUIDATION)
008 640 177	ALEATORY PTY. LIMITED
081 119 477	ALLOCA (NO. 4) PTY. LIMITED
106 608 422	AMICUS CURIAE PTY LIMITED
078 953 607	AMT MANAGEMENT LIMITED
WK-131747	ASHER SECURITIES LIMITED
51-0069666	ATLANTIC AVIATION CORPORATION, INC
	ATLANTIC AVIATION FLIGHT SUPPORT, INC
23-3018903	ATLANTIC AVIATION HOLDING CORPORATION
	ATLANTIC AVIATION PHILADELPHIA, INC
003 435 452	AUSTRALIA CORPORATE FINANCE LIMITED (IN LIQUIDATION)
074 900 977	AUSTRALIA INFRASTRUCTURE PTY LIMITED (IN LIQUIDATION)
079 630 649	AUSTRALIAN HOTEL INVESTMENT PTY LTD
093 979 223	BAO WAVE PTY LIMITED
059 814 818	BAROSSA GE LIMITED
010 998 384	BARRIER REEF BROADCASTING PROPRIETARY LIMITED
084 276 666	BASS RADIO PTY LIMITED
085 051 761	BASSFARR PTY LIMITED
008 091 325	BAVIAN PTY LIMITED (IN LIQUIDATION)
009 265 187	BELCAP INVESTMENTS PTY LIMITED
008 604 966	BELIKE NOMINEES PTY. LIMITED
006 880 217	BOND STREET AUSTRALIA PTY LIMITED
008 607 065	BOND STREET CUSTODIANS LIMITED
008 608 924	BOND STREET INVESTMENTS PTY. LIMITED
071 247 606	BOND STREET LEASE MANAGEMENT PTY LIMITED
004 680 004	BOSTON AUSTRALIA PTY LIMITED
005 008 702	BOSTON LEASING PTY. LIMITED
	BRAINARD AIRPORT SERVICES, INC
	BRIDGEPORT AIRPORT SERVICES, INC
88217	BUNHILL INVESTMENTS LIMITED
056 039 591	BURL ROSE PTY. LTD.
009 478 920	BURNIE BROADCASTING SERVICE PROPRIETARY LIMITED.

002 865 830	BUTTONWOOD NOMINEES PTY LIMITED
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD
4800336	CAPITAL METERS HOLDINGS LIMITED
4800317	CAPITAL METERS LIMITED
006 200 899	CASL FINANCIAL SERVICES PTY. LIMITED
008 585 715	CAZINON PTY LIMITED (IN LIQUIDATION)
008 585 797	CEMASTA PTY LIMITED (IN LIQUIDATION)
008 585 804	CENFORD PTY LIMITED
101 229 949	CENTRAL COAST NO.2 PTY LIMITED
069 299 225	CENTRAL COAST RADIO PTY LTD
008 631 954	CHANNAR INVESTMENT NOMINEE PTY LIMITED
	CHARTER OAK AVIATION, INC
WK-133807	CHISWELL INVESTMENTS LIMITED
085 051 645	CLAINEW PTY LIMITED
002 737 868	COLDAVA LIMITED
001 758 407	COMMERCIAL RADIO COFFS HARBOUR PTY LTD
079 775 134	CONCEPT BLUE PROPERTY PTY LTD
071 292 647	CONNECTEAST MANAGEMENT LIMITED
097 768 075	CORIOLIS WATER SERVICES (AUSTRALIA) PTY LIMITED
006 346 952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED
008 581 379	DALOU PTY. LIMITED (IN LIQUIDATION)
WK-129317	DELANO SECURITIES LIMITED
002 965 942	DELINE PTY LIMITED (IN LIQUIDATION)
008 606 871	DEXIN NOMINEES PTY. LIMITED
097 290 894	DIVCO 102 PTY LIMITED
097 290 938	DIVCO 106 PTY LTD
097 290 956	DIVCO 108 PTY LIMITED
083 158 436	DIVCO 12 PTY LIMITED
083 158 490	DIVCO 17 PTY LTD
083 158 589	DIVCO 21 PTY LIMITED
083 158 623	DIVCO 23 PTY LIMITED
083 158 703	DIVCO 28 PTY LTD
083 158 712	DIVCO 29 PTY LIMITED
083 158 892	DIVCO 36 PTY LIMITED
088 347 568	DIVCO 42 PTY LIMITED
083 159 120	DIVCO 47 PTY LIMITED
083 159 175	DIVCO 51 PTY LIMITED
088 347 479	DIVCO 54 PTY LIMITED
088 347 513	DIVCO 59 PTY LIMITED
088 347 531	DIVCO 61 PTY LIMITED
093 601 079	DIVCO 68 PTY LIMITED
097 289 980	DIVCO 83 PTY LIMITED
	DIVERSIFIED CLO INVESTMENTS NO.1 INC
109 819 418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED
086 880 873	DUBBO FM RADIO PTY LTD
094 631 964	EASTERN SEA INVESTMENTS PTY LIMITED
057 349 747	EDIVISION INVESTMENTS PTY LIMITED
069 344 001	ELISE NOMINEES PTY LIMITED
009 355 248	ELLDALE PTY LTD
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003 882 326	REGIONAL RADIO NO.2 PTY LIMITED
008 606 880	REMA NOMINEES PTY. LIMITED
054 982 106	RESIDCO PTY. LIMITED
007 328 841	RESINAL PTY. LIMITED
111 398 497	RETIREMENT CARE AUSTRALIA (ALTON COURT) PTY LIMITED
111 398 424	RETIREMENT CARE AUSTRALIA (BETHANY) PTY LIMITED
111 398 399	RETIREMENT CARE AUSTRALIA (DARWIN) PTY LIMITED
111 398 415	RETIREMENT CARE AUSTRALIA (EDENFIELD) PTY LIMITED
111 398 371	RETIREMENT CARE AUSTRALIA (GILGUNYA) PTY LIMITED

111 398 264	RETIREMENT CARE AUSTRALIA (HAYVILLE) PTY LIMITED
111 398 120	RETIREMENT CARE AUSTRALIA (HILLCREST) PTY LIMITED
111 398 139	RETIREMENT CARE AUSTRALIA (HOLLYWOOD) PTY LIMITED
111 398 344	RETIREMENT CARE AUSTRALIA (INALA) PTY LIMITED
111 398 148	RETIREMENT CARE AUSTRALIA (KARDINIA) PTY LIMITED
111 398 479	RETIREMENT CARE AUSTRALIA (LEVENBANK) PTY LIMITED
111 398 157	RETIREMENT CARE AUSTRALIA (PARKLYN) PTY LIMITED
111 398 166	RETIREMENT CARE AUSTRALIA (SUNSET) PTY LIMITED
111 398 200	RETIREMENT CARE AUSTRALIA (TYLER VILLAGE) PTY LIMITED
111 398 237	RETIREMENT CARE AUSTRALIA (WEEROONA) PTY LIMITED
111 398 228	RETIREMENT CARE AUSTRALIA HOLDINGS PTY LIMITED
111 398 442	RETIREMENT CARE AUSTRALIA OPERATIONS PTY LIMITED
010 711 056	RG CAPITAL RADIO LIMITED
108 209 043	RIVER VIEW RADIO PTY LIMITED
008 440 364	RIVERINA BROADCASTERS (HOLDINGS) PTY LTD
009 661 634	ROCKHAMPTON BROADCASTING CO. PTY. LIMITED
101 064 797	ROCKHAMPTON TRANSMISSION FACILITY PTY LIMITED
	ROPEMAKER STREET INVESTMENTS LIMITED
005 129 984	ROSS PLASTICS PTY LTD
002 332 452	ROVNY PTY. LIMITED (IN LIQUIDATION)
065 308 894	RP DEVELOPMENTS PTY LIMITED
006 566 427	RUGARNO PTY LIMITED
010 068 881	SAMSPIN LIMITED
071 366 339	SANTORINI ONE PTY LIMITED
003 644 353	SEA FM CENTRAL COAST PTY LIMITED
076 340 826	SEA FM GOLD COAST PTY LIMITED
007 332 425	SECOND RESINAL PTY. LIMITED
071 878 021	SECURE AUSTRALIA II LIMITED
008 597 840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED
058 639 688	SEDULOUS INVESTMENTS PTY LIMITED
008 608 231	SHADOOF PTY LIMITED (IN LIQUIDATION)
003 484 259	SHALINA PTY LIMITED
	SHERLOCK SECURITIES LIMITED
064 328 415	SOUTH EASTERN BROADCASTERS PTY LTD
008 508 030	SPAL LIMITED
075 364 064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITED
008 559 582	SUCETTE PTY. LIMITED
009 719 528	SUNSHINE COAST BROADCASTERS PTY LTD
050 069 817	SYNDICATED ASSET MANAGEMENT PTY. LIMITED
076 812 523	TABLELANDS BROADCASTING PTY LTD
002 325 804	TADINA PTY LIMITED (IN LIQUIDATION)
	TAIKANSAN KAIHATSU LIMITED
002 325 868	TALAMBA PTY LIMITED
085 356 770	TEGENSEE PTY LIMITED
002 326 025	TEGNY PTY LIMITED (IN LIQUIDATION)
070 142 951	TELBANE PTY LTD
002 326 061	TENATA PTY LIMITED (IN LIQUIDATION)
090 688 421	THE RADIO.COM.AU PTY LTD
3711453	THERMAL CHICAGO CORPORATION
095 062 285	THIRD NATIONAL NETWORK AUSTRALIA PTY LIMITED
008 603 825	TOTARA PTY. LIMITED
064 721 080	TOUCHSTONE LIVING PTY LIMITED
094 315 483	TOWN AND COASTAL BROADCASTERS AUSTRALIA PTY LIMITED
008 631 678	TOWNSVILLE BROADCASTERS PTY LTD

008 633 603	TRYPTIC PTY LIMITED
008 593 351	TYWYN PTY. LIMITED
085 359 833	UPL (SA) PTY LIMITED
109 116 298	UPL (TARNEIT) PTY LIMITED
084 657 616	UPL (UNDERDALE) PTY LIMITED
095 793 141	UPL (WA) PTY LTD
081 119 619	UPL DEVELOPMENTS PTY LIMITED
096 705 298	UPL RIVER LINKS INVESTMENTS PTY LTD
055 500 902	UPMILL NOMINEES PTY LIMITED
081 119 495	URBAN PACIFIC LIMITED
092 034 458	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED
008 592 916	UTOPIA PTY LIMITED
003 201 303	VALCORA PTY LIMITED
008 586 918	VANNE PTY LIMITED (IN LIQUIDATION)
000 644 584	VENETA PTY LIMITED
080 218 622	VICWIRE PARTNERSHIP PTY LIMITED
079 878 783	VOLATIC PTY LIMITED
079 865 311	VOLBING PTY LIMITED
050 051 477	VOTRAINT NO. 620 PTY LTD
055 750 082	VOTRAINT NO. 691 PTY LIMITED
095 793 169	VUE APARTMENTS PTY LTD
009 429 485	WEST AUSTRALIAN RADIO NETWORK PTY LTD
082 761 055	WHITSUNDAYS BROADCASTERS PTY LIMITED
	WILMINGTON INVESTMENT FUND NO.1 LLC
054 813 080	WOODROSS NOMINEES PTY. LIMITED
1200575	WORLDWIDE PARKING GROUP LIMITED
002 736 423	WUXTA PTY LIMITED
002 798 503	ZELENKA PTY LIMITED
008 644 362	ZOFFANIES PTY. LIMITED

ANNEXURE 'B'

This is the annexure marked 'B' of 13 pages referred to in the Notice of a Change of Interests of Substantial Holder

Angela Blair
Assistant Company Secretary, Macquarie Bank Limited
13th December 2004

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number and Class of Securities		Person's votes affected
9/12/2004	MBL	Borrow	$15,960,000.00	5,000,000	fp stp	5,000,000
9/12/2004	MBL	Borrow	$15,960,000.00	5,000,000	fp stp	5,000,000
9/12/2004	MBL	Borrow	$12,768,000.00	4,000,000	fp stp	4,000,000
9/12/2004	MBL	Borrow	$ 6,384,000.00	2,000,000	fp stp	2,000,000
7/12/2004	MBL	Repay	$ 1,365,525.00	425,000	fp stp	425,000
26/11/2004	MBL	Borrow	$ 316,050.00	100,000	fp stp	100,000
25/11/2004	MBL	Borrow	$ 1,298,587.50	425,000	fp stp	425,000
24/11/2004	MBL	Borrow	$ 900,900.00	300,000	fp stp	300,000
23/11/2004	MBL	Repay	$ 2,006,170.00	850,000	fp stp	850,000
23/11/2004	MBL	Repay	$ 2,350,000.00	1,000,000	fp stp	1,000,000
23/11/2004	MBL	Repay	$ 4,700,000.00	2,000,000	fp stp	2,000,000
23/11/2004	MBL	Repay	$ 1,180,100.00	500,000	fp stp	500,000
23/11/2004	MBL	Borrow	$ 2,666,700.00	900,000	fp stp	900,000
16/11/2004	MBL	Repay	$ 5,122,950.00	1,700,000	fp stp	1,700,000
10/11/2004	MBL	Borrow	$ 4,600,000.00	2,000,000	fp stp	2,000,000
10/11/2004	MBL	Borrow	$ 1,150,000.00	500,000	fp stp	500,000
9/11/2004	MBL	Borrow	$ 1,912,500.00	850,000	fp stp	850,000
9/11/2004	MBL	Borrow	$ 2,300,000.00	1,000,000	fp stp	1,000,000
29/10/2004	MBL	Repay	$ 602,700.00	200,000	fp stp	200,000
20/10/2004	MBL	Repay	$ 13,492.50	5,000	fp stp	5,000
21/09/2004	MBL	Borrow	$ 13,492.50	5,000	fp stp	5,000
29/06/2004	MBL	Repay	$ 873,915.00	410,000	fp stp	410,000
22/06/2004	MBL	Repay	$ 394,695.00	210,000	fp stp	210,000
7/06/2004	MBL	Repay	$ 405,300.00	200,000	fp stp	200,000
7/06/2004	MBL	Repay	$ 425,565.00	210,000	fp stp	210,000
7/06/2004	MBL	Repay	$ 4,290,247.50	2,185,000	fp stp	2,185,000
1/06/2004	MBL	Repay	$ 1,276,275.00	650,000	fp stp	650,000
31/05/2004	MBL	Repay	$ 1,806,420.00	920,000	fp stp	920,000
17/05/2004	MBL	Borrow	$ 8,177,977.50	4,165,000	fp stp	4,165,000
24/08/2004	MBL	Purchase	$ 896,288.79	445,538	fp stp	445,538
24/08/2004	MBL	Purchase	$ 86,362.28	42,930	fp stp	42,930
28/07/2004	MBL	Sale	$ 108,029.25	48,013	fp stp	48,103
26/07/2004	MBL	Purchase	$ 83,062.49	48,013	fp stp	48,013
27/08/2004	MSAL	Sale	$18,829,693.65	9,887,987	fp stp	9,887,987
27/08/2004	MSAL	Sale	$ 317,714.09	187,210	fp stp	187,210
27/08/2004	MSAL	Sale	$ 1,413,768.44	702,773	fp stp	702,773
27/08/2004	MSAL	Sale	$ 431,117.37	214,305	fp stp	214,305
27/08/2004	MSAL	Sale	$ 1.00	1	fp stp	1

27/08/2004	MSAL	Purchase	$20,916,817.63		10,992,276	fp stp	10,992,276
26/08/2004	MSAL	Purchase	$	1.00	1	fp stp	1
26/08/2004	MSAL	Sale	$	1.00	1	fp stp	1
24/08/2004	MSAL	Purchase	$	1,413,768.44	702,773	fp stp	702,773
24/08/2004	MSAL	Sale	$	1,413,698.17	702,773	fp stp	702,773
24/08/2004	MSAL	Purchase	$	431,117.37	214,305	fp stp	214,305
9/12/2004	MNSFM	Purchase	$	15,205.14	4,969	fp stp	4,969
9/12/2004	MNSFM	Purchase	$	15,183.72	4,962	fp stp	4,962
8/12/2004	MNSFM	Purchase	$	15,231.70	4,994	fp stp	4,994
7/12/2004	MNSFM	Sale	$	150.92	49	fp stp	49
7/12/2004	MNSFM	Sale	$	15,264.48	4,956	fp stp	4,956
7/12/2004	MNSFM	Sale	$	5,992.06	1,941	fp stp	1,941
7/12/2004	MNSFM	Sale	$	75,633.95	24,500	fp stp	24,500
7/12/2004	MNSFM	Sale	$	28,240.79	9,148	fp stp	9,148
6/12/2004	MNSFM	Purchase	$	15,370.16	4,937	fp stp	4,937
6/12/2004	MNSFM	Purchase	$	15,333.87	4,899	fp stp	4,899
6/12/2004	MNSFM	Purchase	$	15,331.68	4,914	fp stp	4,914
6/12/2004	MNSFM	Purchase	$	15,334.80	4,915	fp stp	4,915
6/12/2004	MNSFM	Sale	$	15,512.64	4,972	fp stp	4,972
6/12/2004	MNSFM	Sale	$	80.86	26	fp stp	26
6/12/2004	MNSFM	Sale	$	15,372.73	4,943	fp stp	4,943
6/12/2004	MNSFM	Sale	$	164.30	53	fp stp	53
6/12/2004	MNSFM	Sale	$	15,332.60	4,946	fp stp	4,946
3/12/2004	MNSFM	Purchase	$	15,227.20	4,912	fp stp	4,912
3/12/2004	MNSFM	Purchase	$	15,394.38	4,982	fp stp	4,982
2/12/2004	MNSFM	Purchase	$	15,581.14	4,978	fp stp	4,978
2/12/2004	MNSFM	Purchase	$	15,415.25	4,925	fp stp	4,925
2/12/2004	MNSFM	Purchase	$	15,393.34	4,918	fp stp	4,918
2/12/2004	MNSFM	Purchase	$	15,637.48	4,996	fp stp	4,996
2/12/2004	MNSFM	Purchase	$	15,643.30	5,030	fp stp	5,030
1/12/2004	MNSFM	Purchase	$	125.20	40	fp stp	40
1/12/2004	MNSFM	Purchase	$	68.86	22	fp stp	22
1/12/2004	MNSFM	Purchase	$	15,643.74	4,998	fp stp	4,998
1/12/2004	MNSFM	Purchase	$	15,634.35	4,995	fp stp	4,995
1/12/2004	MNSFM	Sale	$	15,405.26	5,018	fp stp	5,018
1/12/2004	MNSFM	Sale	$	15,316.75	4,925	fp stp	4,925
1/12/2004	MNSFM	Sale	$	15,314.00	4,940	fp stp	4,940
30/11/2004	MNSFM	Sale	$	206.36	67	fp stp	67
30/11/2004	MNSFM	Sale	$	15,178.24	4,928	fp stp	4,928
30/11/2004	MNSFM	Sale	$	225.57	73	fp stp	73
30/11/2004	MNSFM	Sale	$	15,397.47	4,983	fp stp	4,983
29/11/2004	MNSFM	Purchase	$	15,247.98	4,983	fp stp	4,983
26/11/2004	MNSFM	Sale	$	3,361.26	1,113	fp stp	1,113
26/11/2004	MNSFM	Sale	$	11,639.08	3,854	fp stp	3,854
24/11/2004	MNSFM	Purchase	$	14,397.24	5,034	fp stp	5,034
24/11/2004	MNSFM	Purchase	$	14,452.89	5,001	fp stp	5,001
18/11/2004	MNSFM	Sale	$	30,816.79	10,549	fp stp	10,549
18/11/2004	MNSFM	Sale	$	77,881.86	26,660	fp stp	26,660
18/11/2004	MNSFM	Sale	$	29,213.00	10,000	fp stp	10,000
18/11/2004	MNSFM	Sale	$	23,542.76	8,059	fp stp	8,059
17/11/2004	MNSFM	Purchase	$	27,800.00	10,000	fp stp	10,000
17/11/2004	MNSFM	Purchase	$	68,110.00	24,500	fp stp	24,500
17/11/2004	MNSFM	Purchase	$	68,110.00	24,500	fp stp	24,500
17/11/2004	MNSFM	Purchase	$	6,485.85	2,485	fp stp	2,485

12/11/2004	MNSFM	Purchase	$	29,000.00	10,000	fp stp	10,000
11/11/2004	MNSFM	Sale	$	6,560.80	2,360	fp stp	2,360
11/11/2004	MNSFM	Sale	$	9,037.78	3,251	fp stp	3,251
11/11/2004	MNSFM	Sale	$	52,511.42	18,889	fp stp	18,889
14/10/2004	MNSFM	Purchase	$	4,890.99	1,825	fp stp	1,825
14/10/2004	MNSFM	Purchase	$	4,928.52	1,839	fp stp	1,839
14/10/2004	MNSFM	Purchase	$	4,990.16	1,876	fp stp	1,876
14/10/2004	MNSFM	Purchase	$	6,474.44	2,434	fp stp	2,434
14/10/2004	MNSFM	Purchase	$	6,528.48	2,436	fp stp	2,436
14/10/2004	MNSFM	Purchase	$	6,557.95	2,447	fp stp	2,447
14/10/2004	MNSFM	Purchase	$	11,548.09	4,309	fp stp	4,309
14/10/2004	MNSFM	Purchase	$	4,947.60	1,860	fp stp	1,860
13/10/2004	MNSFM	Purchase	$	4,248.02	1,597	fp stp	1,597
13/10/2004	MNSFM	Purchase	$	7,136.78	2,683	fp stp	2,683
13/10/2004	MNSFM	Purchase	$	4,317.48	1,611	fp stp	1,611
13/10/2004	MNSFM	Purchase	$	7,177.04	2,678	fp stp	2,678
13/10/2004	MNSFM	Purchase	$	4,306.69	1,601	fp stp	1,601
13/10/2004	MNSFM	Purchase	$	7,187.68	2,672	fp stp	2,672
13/10/2004	MNSFM	Purchase	$	4,379.32	1,628	fp stp	1,628
13/10/2004	MNSFM	Purchase	$	7,053.18	2,622	fp stp	2,622
13/10/2004	MNSFM	Purchase	$	7,042.42	2,618	fp stp	2,618
13/10/2004	MNSFM	Purchase	$	4,478.85	1,665	fp stp	1,665
13/10/2004	MNSFM	Purchase	$	4,446.57	1,653	fp stp	1,653
13/10/2004	MNSFM	Purchase	$	7,120.43	2,647	fp stp	2,647
13/10/2004	MNSFM	Purchase	$	4,570.31	1,699	fp stp	1,699
13/10/2004	MNSFM	Purchase	$	6,983.24	2,596	fp stp	2,596
13/10/2004	MNSFM	Purchase	$	6,906.36	2,577	fp stp	2,577
13/10/2004	MNSFM	Purchase	$	6,871.52	2,564	fp stp	2,564
13/10/2004	MNSFM	Purchase	$	4,644.44	1,733	fp stp	1,733
13/10/2004	MNSFM	Purchase	$	4,606.92	1,719	fp stp	1,719
13/10/2004	MNSFM	Purchase	$	4,720.95	1,755	fp stp	1,755
13/10/2004	MNSFM	Purchase	$	6,761.45	2,495	fp stp	2,495
13/10/2004	MNSFM	Purchase	$	4,796.70	1,770	fp stp	1,770
13/10/2004	MNSFM	Purchase	$	6,833.70	2,531	fp stp	2,531
13/10/2004	MNSFM	Purchase	$	4,733.10	1,753	fp stp	1,753
13/10/2004	MNSFM	Purchase	$	6,897.16	2,564	fp stp	2,564
13/10/2004	MNSFM	Purchase	$	4,683.29	1,741	fp stp	1,741
13/10/2004	MNSFM	Purchase	$	6,835.29	2,541	fp stp	2,541
13/10/2004	MNSFM	Purchase	$	4,710.19	1,751	fp stp	1,751
13/10/2004	MNSFM	Purchase	$	6,870.26	2,554	fp stp	2,554
13/10/2004	MNSFM	Purchase	$	6,886.40	2,560	fp stp	2,560
13/10/2004	MNSFM	Purchase	$	4,694.05	1,745	fp stp	1,745
12/10/2004	MNSFM	Purchase	$	5,874.14	2,174	fp stp	2,174
12/10/2004	MNSFM	Purchase	$	5,541.03	2,123	fp stp	2,123
12/10/2004	MNSFM	Purchase	$	5,752.44	2,204	fp stp	2,204
12/10/2004	MNSFM	Purchase	$	5,509.71	2,111	fp stp	2,111
12/10/2004	MNSFM	Purchase	$	11,212.56	4,296	fp stp	4,296
12/10/2004	MNSFM	Purchase	$	7,054.83	2,703	fp stp	2,703
12/10/2004	MNSFM	Purchase	$	4,157.73	1,593	fp stp	1,593
12/10/2004	MNSFM	Purchase	$	69,705.24	26,660	fp stp	26,660
11/10/2004	MNSFM	Purchase	$	5,444.40	2,094	fp stp	2,094
11/10/2004	MNSFM	Purchase	$	5,748.60	2,211	fp stp	2,211
8/10/2004	MNSFM	Sale	$	11,015.02	4,286	fp stp	4,286
8/10/2004	MNSFM	Sale	$	11,124.96	4,312	fp stp	4,312

8/10/2004	MNSFM	Sale	$	11,078.52	4,294	fp stp	4,294
7/10/2004	MNSFM	Sale	$	11,207.34	4,294	fp stp	4,294
7/10/2004	MNSFM	Sale	$	11,168.19	4,279	fp stp	4,279
7/10/2004	MNSFM	Sale	$	11,180.00	4,300	fp stp	4,300
7/10/2004	MNSFM	Sale	$	11,180.00	4,300	fp stp	4,300
7/10/2004	MNSFM	Sale	$	11,146.20	4,287	fp stp	4,287
7/10/2004	MNSFM	Sale	$	11,181.03	4,317	fp stp	4,317
7/10/2004	MNSFM	Sale	$	11,175.85	4,315	fp stp	4,315
7/10/2004	MNSFM	Sale	$	11,162.90	4,310	fp stp	4,310
7/10/2004	MNSFM	Sale	$	11,143.02	4,319	fp stp	4,319
7/10/2004	MNSFM	Sale	$	11,116.28	4,292	fp stp	4,292
7/10/2004	MNSFM	Sale	$	11,134.41	4,299	fp stp	4,299
7/10/2004	MNSFM	Sale	$	11,139.59	4,301	fp stp	4,301
7/10/2004	MNSFM	Sale	$	11,160.31	4,309	fp stp	4,309
7/10/2004	MNSFM	Sale	$	11,145.60	4,320	fp stp	4,320
7/10/2004	MNSFM	Sale	$	11,181.03	4,317	fp stp	4,317
7/10/2004	MNSFM	Sale	$	11,139.59	4,301	fp stp	4,301
6/10/2004	MNSFM	Sale	$	11,180.00	4,300	fp stp	4,300
6/10/2004	MNSFM	Purchase	$	1,607.34	623	fp stp	623
5/10/2004	MNSFM	Purchase	$	3,712.62	1,439	fp stp	1,439
5/10/2004	MNSFM	Purchase	$	5,665.68	2,196	fp stp	2,196
30/09/2004	MNSFM	Sale	$	20,720.00	8,000	fp stp	8,000
29/09/2004	MNSFM	Purchase	$	11,212.56	4,296	fp stp	4,296
29/09/2004	MNSFM	Purchase	$	36.54	14	fp stp	14
29/09/2004	MNSFM	Purchase	$	11,243.88	4,308	fp stp	4,308
29/09/2004	MNSFM	Purchase	$	9,599.58	3,678	fp stp	3,678
29/09/2004	MNSFM	Purchase	$	1,631.25	625	fp stp	625
29/09/2004	MNSFM	Purchase	$	9,628.29	3,689	fp stp	3,689
29/09/2004	MNSFM	Purchase	$	1,545.12	592	fp stp	592
29/09/2004	MNSFM	Purchase	$	9,680.49	3,709	fp stp	3,709
29/09/2004	MNSFM	Sale	$	11,313.30	4,385	fp stp	4,385
29/09/2004	MNSFM	Sale	$	11,250.20	4,327	fp stp	4,327
27/09/2004	MNSFM	Sale	$	11,046.60	4,332	fp stp	4,332
27/09/2004	MNSFM	Sale	$	3,669.45	1,439	fp stp	1,439
27/09/2004	MNSFM	Sale	$	10,939.50	4,290	fp stp	4,290
24/09/2004	MNSFM	Purchase	$	11,028.75	4,325	fp stp	4,325
24/09/2004	MNSFM	Purchase	$	35.70	14	fp stp	14
24/09/2004	MNSFM	Sale	$	11,402.95	4,303	fp stp	4,303
24/09/2004	MNSFM	Sale	$	11,387.46	4,281	fp stp	4,281
22/09/2004	MNSFM	Sale	$	11,028.75	4,325	fp stp	4,325
22/09/2004	MNSFM	Sale	$	11,028.48	4,308	fp stp	4,308
22/09/2004	MNSFM	Sale	$	11,026.20	4,324	fp stp	4,324
17/09/2004	MNSFM	Sale	$	21,973.39	8,600	fp stp	8,600
16/09/2004	MNSFM	Purchase	$	21,586.00	8,600	fp stp	8,600
7/09/2004	MNSFM	Sale	$	10,181.70	4,190	fp stp	4,190
6/09/2004	MNSFM	Sale	$	10,124.41	4,201	fp stp	4,201
6/09/2004	MNSFM	Sale	$	257.87	107	fp stp	107
3/09/2004	MNSFM	Sale	$	10,547.64	4,236	fp stp	4,236
3/09/2004	MNSFM	Sale	$	211.65	85	fp stp	85
27/08/2004	MNSFM	Purchase	$	10,500.70	4,286	fp stp	4,286
27/08/2004	MNSFM	Purchase	$	10,527.65	4,297	fp stp	4,297
26/08/2004	MNSFM	Purchase	$	10,208.76	4,236	fp stp	4,236
23/08/2004	MNSFM	Purchase	$	9,392.23	4,165	fp stp	4,165
23/08/2004	MNSFM	Purchase	$	9,674.11	4,290	fp stp	4,290

23/08/2004	MNSFM	Purchase	$	65.40	29	fp stp	29
23/08/2004	MNSFM	Purchase	$	9,542.25	4,241	fp stp	4,241
23/08/2004	MNSFM	Purchase	$	121.50	54	fp stp	54
23/08/2004	MNSFM	Purchase	$	9,531.00	4,236	fp stp	4,236
23/08/2004	MNSFM	Purchase	$	141.75	63	fp stp	63
23/08/2004	MNSFM	Purchase	$	9,468.00	4,208	fp stp	4,208
23/08/2004	MNSFM	Purchase	$	202.50	90	fp stp	90
23/08/2004	MNSFM	Purchase	$	9,454.50	4,202	fp stp	4,202
23/08/2004	MNSFM	Purchase	$	220.50	98	fp stp	98
23/08/2004	MNSFM	Purchase	$	9,427.50	4,190	fp stp	4,190
23/08/2004	MNSFM	Purchase	$	229.50	102	fp stp	102
23/08/2004	MNSFM	Purchase	$	4,531.50	2,014	fp stp	2,014
23/08/2004	MNSFM	Purchase	$	4,653.00	2,068	fp stp	2,068
23/08/2004	MNSFM	Purchase	$	230.52	102	fp stp	102
23/08/2004	MNSFM	Purchase	$	9,729.30	4,305	fp stp	4,305
20/08/2004	MNSFM	Purchase	$	8,946.76	4,012	fp stp	4,012
20/08/2004	MNSFM	Purchase	$	548.58	246	fp stp	246
20/08/2004	MNSFM	Purchase	$	9,042.65	4,055	fp stp	4,055
20/08/2004	MNSFM	Purchase	$	446.00	200	fp stp	200
20/08/2004	MNSFM	Purchase	$	9,143.00	4,100	fp stp	4,100
20/08/2004	MNSFM	Purchase	$	314.43	141	fp stp	141
20/08/2004	MNSFM	Purchase	$	9,250.04	4,148	fp stp	4,148
20/08/2004	MNSFM	Purchase	$	327.81	147	fp stp	147
20/08/2004	MNSFM	Purchase	$	9,271.36	4,139	fp stp	4,139
20/08/2004	MNSFM	Purchase	$	297.92	133	fp stp	133
20/08/2004	MNSFM	Purchase	$	9,293.76	4,149	fp stp	4,149
20/08/2004	MNSFM	Purchase	$	280.00	125	fp stp	125
19/08/2004	MNSFM	Purchase	$	8,755.68	3,944	fp stp	3,944
19/08/2004	MNSFM	Purchase	$	799.20	360	fp stp	360
19/08/2004	MNSFM	Purchase	$	8,700.18	3,919	fp stp	3,919
19/08/2004	MNSFM	Purchase	$	850.26	383	fp stp	383
19/08/2004	MNSFM	Purchase	$	8,684.64	3,912	fp stp	3,912
19/08/2004	MNSFM	Purchase	$	863.58	389	fp stp	389
19/08/2004	MNSFM	Purchase	$	8,633.58	3,889	fp stp	3,889
19/08/2004	MNSFM	Purchase	$	883.56	398	fp stp	398
19/08/2004	MNSFM	Purchase	$	8,606.40	3,912	fp stp	3,912
19/08/2004	MNSFM	Purchase	$	858.00	390	fp stp	390
19/08/2004	MNSFM	Purchase	$	8,624.00	3,920	fp stp	3,920
19/08/2004	MNSFM	Purchase	$	842.60	383	fp stp	383
19/08/2004	MNSFM	Purchase	$	8,610.16	3,896	fp stp	3,896
19/08/2004	MNSFM	Purchase	$	819.91	371	fp stp	371
19/08/2004	MNSFM	Purchase	$	8,707.60	3,958	fp stp	3,958
19/08/2004	MNSFM	Purchase	$	717.20	326	fp stp	326
19/08/2004	MNSFM	Purchase	$	8,804.40	4,002	fp stp	4,002
19/08/2004	MNSFM	Purchase	$	633.60	288	fp stp	288
18/08/2004	MNSFM	Purchase	$	8,683.35	3,965	fp stp	3,965
18/08/2004	MNSFM	Purchase	$	808.11	369	fp stp	369
17/08/2004	MNSFM	Purchase	$	18,266.82	8,322	fp stp	8,322
17/08/2004	MNSFM	Purchase	$	592.65	270	fp stp	270
17/08/2004	MNSFM	Purchase	$	8,842.21	4,001	fp stp	4,001
17/08/2004	MNSFM	Purchase	$	647.53	293	fp stp	293
16/08/2004	MNSFM	Sale	$	9,356.56	4,292	fp stp	4,292
16/08/2004	MNSFM	Sale	$	9,347.84	4,288	fp stp	4,288
16/08/2004	MNSFM	Sale	$	9,343.48	4,286	fp stp	4,286

16/08/2004	MNSFM	Sale	$	9,341.85	4,305	fp stp	4,305
13/08/2004	MNSFM	Sale	$	9,437.22	4,329	fp stp	4,329
13/08/2004	MNSFM	Sale	$	9,435.04	4,328	fp stp	4,328
13/08/2004	MNSFM	Sale	$	9,331.00	4,300	fp stp	4,300
13/08/2004	MNSFM	Sale	$	9,333.17	4,301	fp stp	4,301
13/08/2004	MNSFM	Sale	$	9,331.00	4,300	fp stp	4,300
13/08/2004	MNSFM	Sale	$	9,307.13	4,289	fp stp	4,289
13/08/2004	MNSFM	Sale	$	9,300.62	4,286	fp stp	4,286
13/08/2004	MNSFM	Sale	$	9,291.94	4,282	fp stp	4,282
13/08/2004	MNSFM	Sale	$	9,309.30	4,290	fp stp	4,290
13/08/2004	MNSFM	Sale	$	9,309.30	4,290	fp stp	4,290
13/08/2004	MNSFM	Sale	$	9,265.90	4,270	fp stp	4,270
13/08/2004	MNSFM	Sale	$	9,309.30	4,290	fp stp	4,290
13/08/2004	MNSFM	Sale	$	9,268.07	4,271	fp stp	4,271
12/08/2004	MNSFM	Sale	$	9,499.38	4,279	fp stp	4,279
12/08/2004	MNSFM	Sale	$	9,491.95	4,295	fp stp	4,295
12/08/2004	MNSFM	Sale	$	9,454.38	4,278	fp stp	4,278
12/08/2004	MNSFM	Sale	$	9,482.00	4,310	fp stp	4,310
12/08/2004	MNSFM	Sale	$	9,482.00	4,310	fp stp	4,310
12/08/2004	MNSFM	Sale	$	9,413.80	4,279	fp stp	4,279
11/08/2004	MNSFM	Purchase	$	9,561.54	4,307	fp stp	4,307
11/08/2004	MNSFM	Purchase	$	124.32	56	fp stp	56
11/08/2004	MNSFM	Purchase	$	9,372.84	4,222	fp stp	4,222
11/08/2004	MNSFM	Purchase	$	315.24	142	fp stp	142
11/08/2004	MNSFM	Purchase	$	9,105.20	4,120	fp stp	4,120
11/08/2004	MNSFM	Purchase	$	556.92	252	fp stp	252
11/08/2004	MNSFM	Purchase	$	8,941.66	4,046	fp stp	4,046
11/08/2004	MNSFM	Purchase	$	534.82	242	fp stp	242
11/08/2004	MNSFM	Purchase	$	8,957.13	4,053	fp stp	4,053
11/08/2004	MNSFM	Purchase	$	512.72	232	fp stp	232
11/08/2004	MNSFM	Sale	$	9,587.73	4,313	fp stp	4,313
10/08/2004	MNSFM	Sale	$	9,580.50	4,258	fp stp	4,258
9/08/2004	MNSFM	Sale	$	9,303.12	4,307	fp stp	4,307
9/08/2004	MNSFM	Sale	$	9,283.26	4,278	fp stp	4,278
9/08/2004	MNSFM	Sale	$	9,291.16	4,262	fp stp	4,262
9/08/2004	MNSFM	Sale	$	9,369.64	4,298	fp stp	4,298
9/08/2004	MNSFM	Sale	$	9,363.10	4,295	fp stp	4,295
9/08/2004	MNSFM	Sale	$	19,075.42	8,554	fp stp	8,554
9/08/2004	MNSFM	Sale	$	9,481.62	4,271	fp stp	4,271
26/07/2004	MNSFM	Sale	$	38,940.67	17,974	fp stp	17,974
15/07/2004	MNSFM	Sale	$	8,120.40	4,020	fp stp	4,020
15/07/2004	MNSFM	Sale	$	785.78	389	fp stp	389
15/07/2004	MNSFM	Sale	$	8,110.30	4,015	fp stp	4,015
15/07/2004	MNSFM	Sale	$	2,029.80	995	fp stp	995
15/07/2004	MNSFM	Sale	$	9,004.56	4,414	fp stp	4,414
15/07/2004	MNSFM	Sale	$	8,484.95	4,139	fp stp	4,139
15/07/2004	MNSFM	Sale	$	551.45	269	fp stp	269
15/07/2004	MNSFM	Sale	$	8,446.00	4,120	fp stp	4,120
15/07/2004	MNSFM	Sale	$	591.60	290	fp stp	290
15/07/2004	MNSFM	Sale	$	8,404.80	4,120	fp stp	4,120
15/07/2004	MNSFM	Sale	$	599.76	294	fp stp	294
15/07/2004	MNSFM	Sale	$	6,273.00	3,075	fp stp	3,075
15/07/2004	MNSFM	Sale	$	711.04	352	fp stp	352
15/07/2004	MNSFM	Sale	$	743.36	368	fp stp	368

15/07/2004	MNSFM	Sale	$	8,199.18	4,059	fp stp	4,059
14/07/2004	MNSFM	Sale	$	8,655.92	4,264	fp stp	4,264
14/07/2004	MNSFM	Sale	$	8,672.16	4,272	fp stp	4,272
14/07/2004	MNSFM	Sale	$	8,659.98	4,266	fp stp	4,266
14/07/2004	MNSFM	Sale	$	278.11	137	fp stp	137
14/07/2004	MNSFM	Sale	$	296.38	146	fp stp	146
14/07/2004	MNSFM	Sale	$	326.83	161	fp stp	161
14/07/2004	MNSFM	Sale	$	300.44	148	fp stp	148
14/07/2004	MNSFM	Sale	$	8,686.37	4,279	fp stp	4,279
14/07/2004	MNSFM	Sale	$	8,982.75	4,425	fp stp	4,425
14/07/2004	MNSFM	Sale	$	8,982.75	4,425	fp stp	4,425
14/07/2004	MNSFM	Sale	$	8,982.75	4,425	fp stp	4,425
14/07/2004	MNSFM	Sale	$	8,984.78	4,426	fp stp	4,426
14/07/2004	MNSFM	Sale	$	8,948.24	4,408	fp stp	4,408
14/07/2004	MNSFM	Sale	$	8,950.62	4,431	fp stp	4,431
14/07/2004	MNSFM	Sale	$	8,950.62	4,431	fp stp	4,431
14/07/2004	MNSFM	Sale	$	8,950.27	4,409	fp stp	4,409
14/07/2004	MNSFM	Sale	$	8,950.62	4,431	fp stp	4,431
14/07/2004	MNSFM	Sale	$	7,852.04	3,868	fp stp	3,868
14/07/2004	MNSFM	Sale	$	7,833.56	3,878	fp stp	3,878
14/07/2004	MNSFM	Sale	$	7,890.12	3,906	fp stp	3,906
14/07/2004	MNSFM	Sale	$	1,064.54	527	fp stp	527
14/07/2004	MNSFM	Sale	$	1,119.08	554	fp stp	554
14/07/2004	MNSFM	Sale	$	1,098.23	541	fp stp	541
14/07/2004	MNSFM	Sale	$	1,014.04	502	fp stp	502
14/07/2004	MNSFM	Sale	$	7,938.60	3,930	fp stp	3,930
14/07/2004	MNSFM	Sale	$	7,308.00	3,600	fp stp	3,600
14/07/2004	MNSFM	Sale	$	8,260.07	4,069	fp stp	4,069
14/07/2004	MNSFM	Sale	$	8,292.55	4,085	fp stp	4,085
14/07/2004	MNSFM	Sale	$	8,327.06	4,102	fp stp	4,102
14/07/2004	MNSFM	Sale	$	657.72	324	fp stp	324
14/07/2004	MNSFM	Sale	$	647.57	319	fp stp	319
14/07/2004	MNSFM	Sale	$	678.02	334	fp stp	334
14/07/2004	MNSFM	Sale	$	960.19	473	fp stp	473
14/07/2004	MNSFM	Sale	$	578.55	285	fp stp	285
14/07/2004	MNSFM	Sale	$	8,406.23	4,141	fp stp	4,141
14/07/2004	MNSFM	Sale	$	8,406.23	4,141	fp stp	4,141
14/07/2004	MNSFM	Sale	$	8,357.51	4,117	fp stp	4,117
14/07/2004	MNSFM	Sale	$	678.02	334	fp stp	334
14/07/2004	MNSFM	Sale	$	588.70	290	fp stp	290
14/07/2004	MNSFM	Sale	$	542.01	267	fp stp	267
14/07/2004	MNSFM	Sale	$	535.92	264	fp stp	264
14/07/2004	MNSFM	Sale	$	8,412.32	4,144	fp stp	4,144
14/07/2004	MNSFM	Sale	$	8,268.19	4,073	fp stp	4,073
14/07/2004	MNSFM	Sale	$	8,209.32	4,044	fp stp	4,044
14/07/2004	MNSFM	Sale	$	781.55	385	fp stp	385
14/07/2004	MNSFM	Sale	$	751.10	370	fp stp	370
14/07/2004	MNSFM	Sale	$	722.68	356	fp stp	356
14/07/2004	MNSFM	Sale	$	8,237.74	4,058	fp stp	4,058
13/07/2004	MNSFM	Purchase	$	8,996.40	4,410	fp stp	4,410
13/07/2004	MNSFM	Purchase	$	8,992.32	4,408	fp stp	4,408
12/07/2004	MNSFM	Sale	$	8,825.04	4,326	fp stp	4,326
12/07/2004	MNSFM	Sale	$	169.32	83	fp stp	83
8/07/2004	MNSFM	Purchase	$	9,092.84	4,414	fp stp	4,414

8/07/2004	MNSFM	Purchase	$	9,092.84	4,414	fp stp	4,414
8/07/2004	MNSFM	Sale	$	8,947.44	4,386	fp stp	4,386
6/07/2004	MNSFM	Purchase	$	9,114.21	4,403	fp stp	4,403
6/07/2004	MNSFM	Purchase	$	9,116.28	4,404	fp stp	4,404
6/07/2004	MNSFM	Purchase	$	9,117.56	4,426	fp stp	4,426
6/07/2004	MNSFM	Purchase	$	9,123.74	4,429	fp stp	4,429
6/07/2004	MNSFM	Purchase	$	9,074.30	4,405	fp stp	4,405
6/07/2004	MNSFM	Purchase	$	9,080.48	4,408	fp stp	4,408
6/07/2004	MNSFM	Purchase	$	9,078.42	4,407	fp stp	4,407
6/07/2004	MNSFM	Purchase	$	9,034.35	4,407	fp stp	4,407
6/07/2004	MNSFM	Purchase	$	9,092.84	4,414	fp stp	4,414
6/07/2004	MNSFM	Purchase	$	9,092.84	4,414	fp stp	4,414
6/07/2004	MNSFM	Purchase	$	9,074.30	4,405	fp stp	4,405
6/07/2004	MNSFM	Purchase	$	9,072.24	4,404	fp stp	4,404
6/07/2004	MNSFM	Purchase	$	9,119.62	4,427	fp stp	4,427
6/07/2004	MNSFM	Purchase	$	9,109.32	4,422	fp stp	4,422
5/07/2004	MNSFM	Purchase	$	9,145.26	4,418	fp stp	4,418
5/07/2004	MNSFM	Purchase	$	9,114.21	4,403	fp stp	4,403
5/07/2004	MNSFM	Purchase	$	9,190.80	4,440	fp stp	4,440
5/07/2004	MNSFM	Purchase	$	83,835.00	40,500	fp stp	40,500
5/07/2004	MNSFM	Purchase	$	9,153.54	4,422	fp stp	4,422
5/07/2004	MNSFM	Purchase	$	9,118.35	4,405	fp stp	4,405
5/07/2004	MNSFM	Purchase	$	9,168.64	4,408	fp stp	4,408
5/07/2004	MNSFM	Purchase	$	9,114.21	4,403	fp stp	4,403
5/07/2004	MNSFM	Purchase	$	7,452.00	3,600	fp stp	3,600
2/07/2004	MNSFM	Purchase	$	18,120.80	8,712	fp stp	8,712
2/07/2004	MNSFM	Purchase	$	9,085.23	4,347	fp stp	4,347
1/07/2004	MNSFM	Purchase	$	8,955.60	4,390	fp stp	4,390
1/07/2004	MNSFM	Purchase	$	26.52	13	fp stp	13
1/07/2004	MNSFM	Purchase	$	9,016.80	4,420	fp stp	4,420
1/07/2004	MNSFM	Purchase	$	20.40	10	fp stp	10
1/07/2004	MNSFM	Purchase	$	9,004.56	4,414	fp stp	4,414
1/07/2004	MNSFM	Purchase	$	61.20	30	fp stp	30
1/07/2004	MNSFM	Purchase	$	9,015.90	4,398	fp stp	4,398
1/07/2004	MNSFM	Purchase	$	9,015.90	4,398	fp stp	4,398
1/07/2004	MNSFM	Purchase	$	75.85	37	fp stp	37
1/07/2004	MNSFM	Purchase	$	8,942.10	4,362	fp stp	4,362
1/07/2004	MNSFM	Purchase	$	144.20	70	fp stp	70
1/07/2004	MNSFM	Purchase	$	9,103.14	4,419	fp stp	4,419
30/06/2004	MNSFM	Sale	$	8,938.09	4,403	fp stp	4,403
30/06/2004	MNSFM	Sale	$	8,972.60	4,420	fp stp	4,420
30/06/2004	MNSFM	Sale	$	8,980.72	4,424	fp stp	4,424
30/06/2004	MNSFM	Sale	$	8,988.84	4,428	fp stp	4,428
30/06/2004	MNSFM	Sale	$	9,003.05	4,435	fp stp	4,435
30/06/2004	MNSFM	Sale	$	8,996.96	4,432	fp stp	4,432
30/06/2004	MNSFM	Sale	$	8,970.57	4,419	fp stp	4,419
29/06/2004	MNSFM	Sale	$	8,325.03	4,101	fp stp	4,101
29/06/2004	MNSFM	Sale	$	625.24	308	fp stp	308
29/06/2004	MNSFM	Sale	$	8,329.09	4,103	fp stp	4,103
28/06/2004	MNSFM	Sale	$	8,677.92	4,296	fp stp	4,296
28/06/2004	MNSFM	Sale	$	8,791.04	4,352	fp stp	4,352
28/06/2004	MNSFM	Sale	$	8,787.00	4,350	fp stp	4,350
28/06/2004	MNSFM	Sale	$	414.10	205	fp stp	205
28/06/2004	MNSFM	Sale	$	8,376.94	4,147	fp stp	4,147

28/06/2004	MNSFM	Sale	$	555.50	275	fp stp	275
25/06/2004	MNSFM	Purchase	$	8,910.22	4,411	fp stp	4,411
25/06/2004	MNSFM	Sale	$	8,832.53	4,351	fp stp	4,351
25/06/2004	MNSFM	Sale	$	113.68	56	fp stp	56
24/06/2004	MNSFM	Purchase	$	8,832.53	4,351	fp stp	4,351
24/06/2004	MNSFM	Purchase	$	8,830.50	4,350	fp stp	4,350
24/06/2004	MNSFM	Purchase	$	8,834.56	4,352	fp stp	4,352
24/06/2004	MNSFM	Purchase	$	8,834.56	4,352	fp stp	4,352
24/06/2004	MNSFM	Purchase	$	8,834.56	4,352	fp stp	4,352
24/06/2004	MNSFM	Purchase	$	8,839.52	4,376	fp stp	4,376
23/06/2004	MNSFM	Sale	$	681.86	331	fp stp	331
23/06/2004	MNSFM	Sale	$	8,489.26	4,121	fp stp	4,121
21/06/2004	MNSFM	Sale	$	9,197.01	4,443	fp stp	4,443
21/06/2004	MNSFM	Sale	$	8,170.24	3,928	fp stp	3,928
21/06/2004	MNSFM	Sale	$	9,114.56	4,382	fp stp	4,382
21/06/2004	MNSFM	Sale	$	1,260.48	606	fp stp	606
21/06/2004	MNSFM	Sale	$	7,943.52	3,819	fp stp	3,819
21/06/2004	MNSFM	Sale	$	5,200.00	2,500	fp stp	2,500
21/06/2004	MNSFM	Sale	$	985.92	474	fp stp	474
21/06/2004	MNSFM	Sale	$	9,166.56	4,407	fp stp	4,407
18/06/2004	MNSFM	Purchase	$	8,612.89	4,121	fp stp	4,121
17/06/2004	MNSFM	Purchase	$	25,851.59	12,369	fp stp	12,369
17/06/2004	MNSFM	Purchase	$	8,632.00	4,150	fp stp	4,150
16/06/2004	MNSFM	Purchase	$	17,244.26	8,371	fp stp	8,371
16/06/2004	MNSFM	Sale	$	4,050.00	2,025	fp stp	2,025
8/06/2004	MNSFM	Purchase	$	5,879.25	2,947	fp stp	2,947
8/06/2004	MNSFM	Purchase	$	2,501.72	1,254	fp stp	1,254
8/06/2004	MNSFM	Purchase	$	4,050.00	2,025	fp stp	2,025
8/06/2004	MNSFM	Purchase	$	5,830.00	2,915	fp stp	2,915
8/06/2004	MNSFM	Purchase	$	8,203.42	4,112	fp stp	4,112
7/06/2004	MNSFM	Purchase	$	5,494.39	2,761	fp stp	2,761
7/06/2004	MNSFM	Purchase	$	2,770.08	1,392	fp stp	1,392
7/06/2004	MNSFM	Purchase	$	5,482.45	2,755	fp stp	2,755
7/06/2004	MNSFM	Purchase	$	5,546.13	2,787	fp stp	2,787
7/06/2004	MNSFM	Purchase	$	5,627.72	2,828	fp stp	2,828
7/06/2004	MNSFM	Purchase	$	2,594.96	1,304	fp stp	1,304
7/06/2004	MNSFM	Purchase	$	2,680.53	1,347	fp stp	1,347
7/06/2004	MNSFM	Purchase	$	2,712.37	1,363	fp stp	1,363
7/06/2004	MNSFM	Purchase	$	2,787.99	1,401	fp stp	1,401
7/06/2004	MNSFM	Purchase	$	5,556.08	2,792	fp stp	2,792
7/06/2004	MNSFM	Purchase	$	5,715.28	2,872	fp stp	2,872
7/06/2004	MNSFM	Purchase	$	2,433.77	1,223	fp stp	1,223
7/06/2004	MNSFM	Purchase	$	2,509.39	1,261	fp stp	1,261
7/06/2004	MNSFM	Purchase	$	5,753.09	2,891	fp stp	2,891
4/06/2004	MNSFM	Purchase	$	7,460.39	3,787	fp stp	3,787
4/06/2004	MNSFM	Purchase	$	669.80	340	fp stp	340
4/06/2004	MNSFM	Purchase	$	5,504.18	2,794	fp stp	2,794
4/06/2004	MNSFM	Purchase	$	2,627.98	1,334	fp stp	1,334
4/06/2004	MNSFM	Purchase	$	5,482.45	2,755	fp stp	2,755
4/06/2004	MNSFM	Purchase	$	2,778.04	1,396	fp stp	1,396
3/06/2004	MNSFM	Purchase	$	7,328.40	3,720	fp stp	3,720
3/06/2004	MNSFM	Purchase	$	772.24	392	fp stp	392
1/06/2004	MNSFM	Purchase	$	7,191.58	3,707	fp stp	3,707
1/06/2004	MNSFM	Purchase	$	791.52	408	fp stp	408

31/05/2004	MNSFM	Purchase	$	6,743.04	3,512	fp stp	3,512
31/05/2004	MNSFM	Purchase	$	936.96	488	fp stp	488
31/05/2004	MNSFM	Purchase	$	7,092.75	3,675	fp stp	3,675
31/05/2004	MNSFM	Purchase	$	7,129.42	3,694	fp stp	3,694
31/05/2004	MNSFM	Purchase	$	901.31	467	fp stp	467
31/05/2004	MNSFM	Purchase	$	901.31	467	fp stp	467
31/05/2004	MNSFM	Purchase	$	7,168.30	3,695	fp stp	3,695
31/05/2004	MNSFM	Purchase	$	816.39	423	fp stp	423
31/05/2004	MNSFM	Purchase	$	865.24	446	fp stp	446
31/05/2004	MNSFM	Purchase	$	7,166.09	3,713	fp stp	3,713
28/05/2004	MNSFM	Purchase	$	720.00	375	fp stp	375
28/05/2004	MNSFM	Purchase	$	7,249.92	3,776	fp stp	3,776
28/05/2004	MNSFM	Purchase	$	650.88	339	fp stp	339
28/05/2004	MNSFM	Purchase	$	1,271.04	662	fp stp	662
28/05/2004	MNSFM	Purchase	$	7,313.28	3,809	fp stp	3,809
28/05/2004	MNSFM	Purchase	$	10,571.52	5,506	fp stp	5,506
27/05/2004	MNSFM	Purchase	$	393.30	207	fp stp	207
27/05/2004	MNSFM	Purchase	$	5,623.04	2,944	fp stp	2,944
27/05/2004	MNSFM	Purchase	$	2,261.44	1,184	fp stp	1,184
27/05/2004	MNSFM	Purchase	$	5,734.20	3,018	fp stp	3,018
27/05/2004	MNSFM	Purchase	$	2,185.00	1,150	fp stp	1,150
27/05/2004	MNSFM	Purchase	$	5,690.50	2,995	fp stp	2,995
27/05/2004	MNSFM	Purchase	$	5,705.70	3,003	fp stp	3,003
27/05/2004	MNSFM	Purchase	$	2,171.70	1,143	fp stp	1,143
27/05/2004	MNSFM	Purchase	$	7,921.10	4,169	fp stp	4,169
27/05/2004	MNSFM	Purchase	$	7,913.50	4,165	fp stp	4,165
27/05/2004	MNSFM	Purchase	$	2,377.95	1,245	fp stp	1,245
27/05/2004	MNSFM	Purchase	$	5,512.26	2,886	fp stp	2,886
27/05/2004	MNSFM	Purchase	$	5,525.63	2,893	fp stp	2,893
27/05/2004	MNSFM	Purchase	$	2,398.96	1,256	fp stp	1,256
27/05/2004	MNSFM	Purchase	$	1,706.20	898	fp stp	898
26/05/2004	MNSFM	Purchase	$	328.52	172	fp stp	172
26/05/2004	MNSFM	Purchase	$	7,582.70	3,970	fp stp	3,970
26/05/2004	MNSFM	Purchase	$	324.90	171	fp stp	171
26/05/2004	MNSFM	Purchase	$	7,577.20	3,988	fp stp	3,988
26/05/2004	MNSFM	Purchase	$	326.61	171	fp stp	171
26/05/2004	MNSFM	Purchase	$	7,586.52	3,972	fp stp	3,972
25/05/2004	MNSFM	Purchase	$	7,758.76	4,127	fp stp	4,127
25/05/2004	MNSFM	Purchase	$	39.48	21	fp stp	21
25/05/2004	MNSFM	Purchase	$	7,790.58	4,122	fp stp	4,122
25/05/2004	MNSFM	Purchase	$	41.58	22	fp stp	22
25/05/2004	MNSFM	Purchase	$	7,750.89	4,101	fp stp	4,101
25/05/2004	MNSFM	Purchase	$	120.32	64	fp stp	64
25/05/2004	MNSFM	Purchase	$	7,721.16	4,107	fp stp	4,107
25/05/2004	MNSFM	Purchase	$	152.00	80	fp stp	80
25/05/2004	MNSFM	Purchase	$	7,626.60	4,014	fp stp	4,014
24/05/2004	MNSFM	Purchase	$	1,234.69	655	fp stp	655
24/05/2004	MNSFM	Purchase	$	7,896.33	4,189	fp stp	4,189
24/05/2004	MNSFM	Purchase	$	6,539.12	3,469	fp stp	3,469
24/05/2004	MNSFM	Purchase	$	1,304.72	694	fp stp	694
24/05/2004	MNSFM	Purchase	$	6,392.00	3,400	fp stp	3,400
24/05/2004	MNSFM	Purchase	$	92.12	49	fp stp	49
24/05/2004	MNSFM	Purchase	$	7,726.80	4,110	fp stp	4,110
24/05/2004	MNSFM	Purchase	$	63.92	34	fp stp	34

24/05/2004	MNSFM	Purchase	$	7,706.12	4,099	fp stp	4,099
24/05/2004	MNSFM	Purchase	$	78.96	42	fp stp	42
24/05/2004	MNSFM	Purchase	$	7,755.00	4,125	fp stp	4,125
24/05/2004	MNSFM	Purchase	$	77.08	41	fp stp	41
20/05/2004	MNSFM	Sale	$	14,665.88	7,801	fp stp	7,801
18/05/2004	MNSFM	Purchase	$	46.67	25	fp stp	25
18/05/2004	MNSFM	Purchase	$	7,813.89	4,186	fp stp	4,186
18/05/2004	MNSFM	Purchase	$	7,810.15	4,184	fp stp	4,184
18/05/2004	MNSFM	Purchase	$	282.37	151	fp stp	151
18/05/2004	MNSFM	Purchase	$	7,422.03	3,969	fp stp	3,969
18/05/2004	MNSFM	Purchase	$	7,584.29	4,063	fp stp	4,063
18/05/2004	MNSFM	Purchase	$	456.28	244	fp stp	244
18/05/2004	MNSFM	Purchase	$	624.58	334	fp stp	334
18/05/2004	MNSFM	Purchase	$	7,087.30	3,790	fp stp	3,790
18/05/2004	MNSFM	Purchase	$	7,249.99	3,877	fp stp	3,877
18/05/2004	MNSFM	Purchase	$	748.00	400	fp stp	400
18/05/2004	MNSFM	Purchase	$	886.38	474	fp stp	474
18/05/2004	MNSFM	Purchase	$	1,056.55	565	fp stp	565
18/05/2004	MNSFM	Purchase	$	6,688.99	3,577	fp stp	3,577
18/05/2004	MNSFM	Purchase	$	6,861.03	3,669	fp stp	3,669
18/05/2004	MNSFM	Purchase	$	6,988.19	3,737	fp stp	3,737
17/05/2004	MNSFM	Purchase	$	7,358.45	3,935	fp stp	3,935
17/05/2004	MNSFM	Purchase	$	7,444.47	3,981	fp stp	3,981
17/05/2004	MNSFM	Purchase	$	375.87	201	fp stp	201
17/05/2004	MNSFM	Purchase	$	267.41	143	fp stp	143
17/05/2004	MNSFM	Purchase	$	149.60	80	fp stp	80
17/05/2004	MNSFM	Purchase	$	7,552.93	4,039	fp stp	4,039
17/05/2004	MNSFM	Purchase	$	7,672.61	4,103	fp stp	4,103
17/05/2004	MNSFM	Purchase	$	33.66	18	fp stp	18
17/05/2004	MNSFM	Purchase	$	7,747.41	4,143	fp stp	4,143
14/05/2004	MNSFM	Sale	$	7,712.65	4,169	fp stp	4,169
13/05/2004	MNSFM	Sale	$	7,666.08	4,112	fp stp	4,112
12/05/2004	MNSFM	Sale	$	7,598.16	4,152	fp stp	4,152
12/05/2004	MNSFM	Sale	$	7,589.40	4,170	fp stp	4,170
7/05/2004	MNSFM	Purchase	$	7,099.88	3,891	fp stp	3,891
7/05/2004	MNSFM	Purchase	$	7,185.65	3,938	fp stp	3,938
7/05/2004	MNSFM	Purchase	$	453.84	248	fp stp	248
7/05/2004	MNSFM	Purchase	$	462.99	253	fp stp	253
6/05/2004	MNSFM	Purchase	$	1,267.20	704	fp stp	704
6/05/2004	MNSFM	Purchase	$	532.80	296	fp stp	296
6/05/2004	MNSFM	Sale	$	7,631.26	4,193	fp stp	4,193
6/05/2004	MNSFM	Sale	$	7,553.00	4,150	fp stp	4,150
6/05/2004	MNSFM	Sale	$	7,515.00	4,175	fp stp	4,175
6/05/2004	MNSFM	Sale	$	7,516.80	4,176	fp stp	4,176
27/09/2004	MAML	***See Annexure C***		N/a	16,216,429	fp stp	16,216,429
3/12/2004	MLL	Purchase	$	4,998.44	1,798	fp stp	1,798
25/11/2004	MLL	Sale	$	9,945.57	3,300	fp stp	3,300
12/11/2004	MLL	Purchase	$	56,665.93	19,500	fp stp	19,500
12/11/2004	MLL	Purchase	$	142,336.00	51,200	fp stp	51,200
19/08/2004	MLL	Purchase	$	10,271.20	5,105	fp stp	5,105
22/06/2004	MLL	Sale	$	8,240.00	4,000	fp stp	4,000
3/12/2004	MIML	Purchase	$	4,998.44	1,798	fp stp	1,798
3/12/2004	MIML	Purchase	$	4,998.44	1,798	fp stp	1,798
3/12/2004	MIML	Purchase	$	4,998.44	1,798	fp stp	1,798

BEST AVAILABLE COPY

3/12/2004	MIML	Purchase	$	4,998.44	1,798	fp stp	1,798
3/12/2004	MIML	Purchase	$	4,998.44	1,798	fp stp	1,798
3/12/2004	MIML	Purchase	$	4,998.44	1,798	fp stp	1,798
2/12/2004	MIML	Purchase	$	96,508.82	31,000	fp stp	31,000
25/11/2004	MIML	Sale	$	131,728.45	43,932	fp stp	43,932
25/11/2004	MIML	Sale	$	729,341.78	242,000	fp stp	242,000
25/11/2004	MIML	Sale	$	76,550.75	25,400	fp stp	25,400
25/11/2004	MIML	Sale	$	62,687.23	20,800	fp stp	20,800
25/11/2004	MIML	Sale	$	104,579.17	34,700	fp stp	34,700
25/11/2004	MIML	Sale	$	1,205,523.60	400,000	fp stp	400,000
25/11/2004	MIML	Sale	$	128,689.64	42,700	fp stp	42,700
25/11/2004	MIML	Sale	$	174,499.54	57,900	fp stp	57,900
25/11/2004	MIML	Sale	$	11,151.09	3,700	fp stp	3,700
25/11/2004	MIML	Sale	$	31,645.00	10,500	fp stp	10,500
25/11/2004	MIML	Sale	$	104,579.17	34,700	fp stp	34,700
25/11/2004	MIML	Sale	$	211,870.78	70,300	fp stp	70,300
25/11/2004	MIML	Sale	$	162,746.69	54,000	fp stp	54,000
22/11/2004	MIML	Sale	$	5,355.26	1,900	fp stp	1,900
12/11/2004	MIML	Purchase	$	244,680.57	84,200	fp stp	84,200
12/11/2004	MIML	Purchase	$	1,034,225.82	355,900	fp stp	355,900
12/11/2004	MIML	Purchase	$	176,681.45	60,800	fp stp	60,800
12/11/2004	MIML	Purchase	$	106,938.77	36,800	fp stp	36,800
12/11/2004	MIML	Purchase	$	1,162,378.00	400,000	fp stp	400,000
12/11/2004	MIML	Purchase	$	313,551.46	107,900	fp stp	107,900
12/11/2004	MIML	Purchase	$	75,845.16	26,100	fp stp	26,100
12/11/2004	MIML	Purchase	$	409,738.24	141,000	fp stp	141,000
12/11/2004	MIML	Purchase	$	55,212.96	19,000	fp stp	19,000
12/11/2004	MIML	Purchase	$	178,715.62	61,500	fp stp	61,500
12/11/2004	MIML	Purchase	$	31,384.20	10,800	fp stp	10,800
12/11/2004	MIML	Purchase	$	293,791.04	101,100	fp stp	101,100
12/11/2004	MIML	Purchase	$	219,108.25	75,400	fp stp	75,400
12/11/2004	MIML	Purchase	$	23,908.00	8,600	fp stp	8,600
12/11/2004	MIML	Purchase	$	2,780,000.00	1,000,000	fp stp	1,000,000
12/11/2004	MIML	Purchase	$	482,330.00	173,500	fp stp	173,500
12/11/2004	MIML	Purchase	$	296,626.00	106,700	fp stp	106,700
12/11/2004	MIML	Purchase	$	545,436.00	196,200	fp stp	196,200
12/11/2004	MIML	Purchase	$	2,216,494.00	797,300	fp stp	797,300
12/11/2004	MIML	Purchase	$	159,016.00	57,200	fp stp	57,200
12/11/2004	MIML	Purchase	$	533,760.00	192,000	fp stp	192,000
12/11/2004	MIML	Purchase	$	88,960.00	32,000	fp stp	32,000
12/11/2004	MIML	Purchase	$	22,796.00	8,200	fp stp	8,200
12/11/2004	MIML	Purchase	$	544,046.00	195,700	fp stp	195,700
12/11/2004	MIML	Purchase	$	796,748.00	286,600	fp stp	286,600
12/11/2004	MIML	Purchase	$	1,220,142.00	438,900	fp stp	438,900
12/11/2004	MIML	Purchase	$	296,626.00	106,700	fp stp	106,700
12/11/2004	MIML	Purchase	$	970,776.00	349,200	fp stp	349,200
3/11/2004	MIML	Sale	$	8,892.44	3,100	fp stp	3,100
29/10/2004	MIML	Purchase	$	1,247,837.56	440,932	fp stp	440,932
28/10/2004	MIML	Sale	$	25,662.00	9,100	fp stp	9,100
28/10/2004	MIML	Purchase	$	25,662.00	9,100	fp stp	9,100
20/10/2004	MIML	Sale	$	3,834.03	1,400	fp stp	1,400
12/10/2004	MIML	Sale	$	1,084,086.99	415,359	fp stp	415,359
1/10/2004	MIML	Sale	$	72,864.00	28,800	fp stp	28,800
25/08/2004	MIML	Purchase	$	572,421.06	250,000	fp stp	250,000

23/08/2004	MIML	Purchase	$	4,075.32	2,025	fp stp	2,025
19/08/2004	MIML	Purchase	$	1,729.68	860	fp stp	860
19/08/2004	MIML	Purchase	$	12,698.48	6,312	fp stp	6,312
19/08/2004	MIML	Purchase	$	40,421.48	20,093	fp stp	20,093
19/08/2004	MIML	Purchase	$	16,288.78	8,097	fp stp	8,097
18/08/2004	MIML	Purchase	$	3,349.88	1,665	fp stp	1,665
18/08/2004	MIML	Purchase	$	10,404.44	5,171	fp stp	5,171
18/08/2004	MIML	Purchase	$	14,647.84	7,281	fp stp	7,281
18/08/2004	MIML	Purchase	$	30,467.60	15,145	fp stp	15,145
18/08/2004	MIML	Purchase	$	21,304.64	10,590	fp stp	10,590
18/08/2004	MIML	Purchase	$	19,615.44	9,750	fp stp	9,750
3/08/2004	MIML	Sale	$	1,319.32	600	fp stp	600
20/07/2004	MIML	Sale	$	85,281.00	39,300	fp stp	39,300
20/07/2004	MIML	Sale	$	2,387.00	1,100	fp stp	1,100
20/07/2004	MIML	Purchase	$	2,387.00	1,100	fp stp	1,100
22/06/2004	MIML	Purchase	$	8,240.00	4,000	fp stp	4,000
18/06/2004	MIML	Purchase	$	5,436.79	2,600	fp stp	2,600
3/06/2004	MIML	Sale	$	222,216.00	112,800	fp stp	112,800
26/05/2004	MIML	Sale	$	59,249.62	31,200	fp stp	31,200
25/05/2004	MIML	Sale	$	102,031.69	54,300	fp stp	54,300
21/05/2004	MIML	Sale	$	27,271.19	14,591	fp stp	14,591
21/05/2004	MIML	Sale	$	85.98	46	fp stp	46
21/05/2004	MIML	Sale	$	292,809.67	156,663	fp stp	156,663
20/05/2004	MIML	Sale	$	2,665.84	1,418	fp stp	1,418
20/05/2004	MIML	Sale	$	28,730.16	15,282	fp stp	15,282
20/05/2004	MIML	Sale	$	294,461.93	156,709	fp stp	156,709
20/05/2004	MIML	Sale	$	27,323.07	14,541	fp stp	14,541
20/05/2004	MIML	Purchase	$	2,665.84	1,418	fp stp	1,418
20/05/2004	MIML	Purchase	$	28,730.16	15,282	fp stp	15,282
6/05/2004	MIML	Sale	$	40,299.34	22,400	fp stp	22,400

ANNEXURE 'C'

This is the annexure marked 'C' of 1 page referred to in the Notice of a Change of Interests of Substantial Holder

Macquarie Airports Management Limited
ABN 85 075 295 760
AFS Licence No. 236875

Level 11
1 Martin Place
Sydney NSW
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4713

Angela Blair
Assistant Company Secretary, Macquarie Bank Limited
13th December 2004

6 July 2004

ASX RELEASE

MACQUARIE

Macquarie Airports

PERFORMANCE FEE FOR SIX MONTHS ENDED 30 JUNE 2004

Macquarie Airports (MAp) today advised that a performance fee of $25.24 million is payable to its management companies[1] for the period 1 January 2004 to 30 June 2004.

Each six months the management companies of MAp are eligible to earn a performance fee if the MAp accumulation index outperforms the MSCI World Transportation Infrastructure Index (Benchmark). The performance fee is 20% of the outperformance of the Benchmark for the period.

In the period 1 January 2004 to 30 June 2004 the MAp accumulation index[2] has outperformed the Benchmark[3] by 6.8%. The MAp accumulation index increased by 17.9% over the period compared to an 11.1% increase for the Benchmark. This outperformance results in a performance fee of $25.24 million.

The management companies will apply the performance fee to a subscription for MAp securities.

For further information, please contact:

Investor enquiries
Stuart Green
Head of Investor Relations
Tel: 02 8232 8845
Mob: 0405 1300 56
Email: stuart.green@macquarie.com

Media enquiries
Jane Rotsey
Public Affairs Manager
Tel: 02 8232 5026
Mob: 0401 997 150
Email: jane.rotsey@macquarie.com

[1] Macquarie Airports Management Limited (MAML) and Macquarie Investment Management (UK) Limited (MIM UK). The management companies are wholly owned subsidiaries of Macquarie Bank.

[2] The performance of the MAp accumulation index is measured as the average index value over the last 15 trading days of each six month period compared to the previous corresponding period.

[3] The performance of the Benchmark (MSCI World Transportation Infrastructure Index) is measured as the average index value over the last 15 trading days of each six month period compared to the previous corresponding period.

104510 €.DOC